Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, CEO Universal Security Instruments, Inc. 410-363-3000, Ext. 224 or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD, February 17, 2015 – Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its results for the third quarter ended December 31, 2014.

For the three months ended December 31, 2014, the Company reported a net loss of $999,734, or $0.43 per basic and diluted share, on net sales of $2,371,016, compared to a net loss of $367,191, or $0.16 per basic and diluted share, on net sales of $3,738,914 for the same period last year. The primary reason for the increase in the Company’s net loss was lower sales caused by the delay in the introduction of the Company’s new sealed battery alarm products.

For the nine months ended December 31, 2014, sales were $7,109,344 versus $9,940,194 for the same period last year. The Company reported a net loss of $2,696,795 or $1.17 per basic and diluted share, compared to a net loss of $2,945,939, or $1.29 per basic and diluted share. The primary reason for the increase in the Company’s net loss was lower sales caused by the delay in the introduction of the Company’s new sealed battery alarm products. Included in the nine month results ending December 31, 2013, was a non-cash charge of $2,310,835 to provide an allowance against the Company’s deferred tax asset.

Harvey Grossblatt, CEO, said “The primary reason for our lower sales was the delay in the introduction of our new 10-year sealed battery products.  We started delivering two sealed carbon monoxide detectors to retailers in October 2014.  In late December, we received approvals for three more models, but because of slower production at our Joint Venture during January and February, and due to the Chinese New Year celebrations and West Coast port delays, we anticipate having only a limited number of units for sale during the fourth quarter ending March 31, 2015.  We expect two more models to be approved by the end of March, 2015 and the final four photoelectric models to be approved during the second half of our fiscal year ending March 31, 2016.  We anticipate that our Joint Venture and the Company should return to profitability following the completion of our sealed product line.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

	Three Months Ended December 31,
	2014	2013
Sales	$2,371,016	$3,738,914
Net loss	(999,734)	(367,191)
Loss per share:
Basic	(0.43)	(0.16)
Diluted	(0.43)	(0.16)
Weighted average number of common shares outstanding:
Basic	2,312,887	2,287,887
Diluted	2,312,887	2,287,887

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended December 31,
	2014	2013
Sales	$7,109,344	$9,940,194
Net loss	(2,696,795)	(2,945,939)
Loss per share:
Basic	(1.17)	(1.29)
Diluted	(1.17)	(1.29)
Weighted average number of common shares outstanding:
Basic	2,312,887	2,287,887
Diluted	2,312,887	2,287,887

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2014	March 31, 2014

ASSETS
Cash and investments	$1,382,027	$2,050,993
Accounts receivable and amount due from factor	1,531,986	2,289,122
Inventory	3,707,674	4,194,213
Prepaid expenses	233,777	406,012
TOTAL CURRENT ASSETS	6,855,464	8,940,340

INVESTMENT IN HONG KONG JOINT VENTURE	13,823,447	14,144,069
PROPERTY, PLANT AND EQUIPMENT – NET	187,237	222,232
OTHER ASSETS AND DEFERRED TAX ASSET	38,134	38,134
TOTAL ASSETS	$20,904,282	$23,344,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$802,603	$634,995
Accrued liabilities	224,413	150,566
TOTAL CURRENT LIABILITIES	1,027,016	785,561

LONG TERM OBLIGATION	25,000	25,000

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at December 31, 2014 and March 31, 2014	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Retained earnings	5,738,321	8,435,116
Accumulated other comprehensive income	1,204,975	1,190,128
TOTAL SHAREHOLDERS’ EQUITY	19,852,266	22,534,214

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,904,282	$23,344,775